UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Exact name of the registrant as specified in its charter)

ISRAEL	001-16174	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5 Basel Street, P.O. Box 3190, Petach Tikva, Israel	4951033
(Address of principal executive offices)	(Zip code)

Michael McClellan

Executive Vice President, Chief Financial Officer

Tel: 972-3-926-7267

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Items 1.01 and 1.02 Conflict Minerals Disclosure, Exhibit

Conflict Minerals Disclosure and Report

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://www.tevapharm.com/files/about/corporate_governance/governance_doc/TEVA_PHARMACEUTICAL_INDUSTRIES_LTD_Form_SD_5.31.2017.pdf.

Item 2.01 Exhibits

Listed below is the following exhibit filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

/s/ Michael McClellan
By	Michael McClellan
Executive Vice President, Chief Financial Officer

May 31, 2018